Exhibit 12.1
CA, Inc.
STATEMENT OF RATIOS OF EARNINGS TO FIXED CHARGES
(in millions, except ratios)

	Fiscal Year					Six Months Ended
	2007	2008	2009	2010	2011	September 30, 2011

Earnings available for fixed charges:

Earnings from continuing operations before income taxes, minority interest and discontinued operations	$95	$762	$1,049	$1,152	$1,209	$660

Add: Fixed charges	229	248	191	162	142	49

Total earnings available for fixed charges	$324	$1,010	$1,240	$1,314	$1,351	$709

Fixed charges:

Interest expense(1)	$153	$169	$130	$102	$68	$32
Interest portion of rental expense	76	79	61	60	74	17

Total fixed charges	$229	$248	$191	$162	$142	$49

RATIOS OF EARNINGS TO FIXED CHARGES	1.41	4.07	6.49	8.11	9.51	14.47

Deficiency of earnings to fixed charges	n/a	n/a	n/a	n/a	n/a	n/a

(1)	Includes amortization of discount related to indebtedness